Aetos Capital, LLC

875 Third Avenue

New York, New York

(212) 201-2500

October 12, 2010

VIA EDGAR

Vince DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Aetos Capital Long/Short Strategies Fund, LLC

Registration Statement on Form N-14

File No. 333-168615

Dear Mr. DiStefano:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aetos Capital Long/Short Strategies Fund, LLC hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 4:00 p.m., Eastern Time, on October 12, 2010 or as soon thereafter as practicable.

Sincerely,

AETOS CAPITAL LONG/SHORT STRATEGIES FUND, LLC

By:	/s/ Harold Schaaff

Harold Schaaff
Vice President and Secretary